# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Verrica Pharmaceuticals Inc., CIK 0001660334
CUSIP: 92511W207
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 44 West Gay Street, Suite 400, West Chester, Pennsylvania (PA), 19380
Date of event which requires filing of this statement: 11/25/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001773195

## Reporting persons
- Affinity Asset Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 884,172; sole dispositive power 0; shared dispositive power 884,172; aggregate amount beneficially owned 884,172 (5.47% of the class)
- Affinity Healthcare Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 884,172; sole dispositive power 0; shared dispositive power 884,172; aggregate amount beneficially owned 884,172 (5.47% of the class)

## Item 1. Issuer
Name of issuer: Verrica Pharmaceuticals Inc.
Address of issuer's principal executive offices: 44 West Gay Street, Suite 400, West Chester, Pennsylvania, 19380

## Item 2. Person Filing
Name of person filing:
Affinity Asset Advisors, LLC
Affinity Healthcare Fund, LP
Address of principal business office or, if none, residence:
450 Park Avenue
Suite 1403
New York, NY 10022
Citizenship: Affinity Asset Advisors, LLC and Affinity Healthcare Fund, LP - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Affinity Asset Advisors, LLC (the "Advisor") is the investment manager of Affinity Healthcare Fund, LP (the "Fund") and exercises investment discretion with regard to the securities reported herein. The Advisor may be deemed to be the beneficial owner of the securities reported herein owned by the Fund by virtue of its position as investment manager of the Fund. The Fund and the Advisor have the shared power to vote or to direct the vote and to dispose or direct the disposition of the securities reported herein.

The Fund and the Advisor beneficially own 707,338 shares of common stock of the Issuer ("Common Stock"). In addition, the Fund directly holds exercisable warrants to purchase 176,834 shares of Common Stock (the "Warrants").
Percent of class:
The Fund and the Advisor beneficially own 5.47% of the Common Stock.

The percentage disclosed above is based on 16,166,695 shares of Common Stock of the Issuer outstanding as of November 25, 2025, consisting of (a) the 9,490,035 shares of Common Stock of the Issuer outstanding as of November 7, 2025, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2025, (b) the 6,499,826 shares of Common Stock of the Issuer issued in the private placement as set forth in the Issuer's Form 8-K filed with the Securities and Exchange Commission on November 24, 2025 and (c) 176,834 shares of Common Stock issuable upon the exercise of the Warrants held by the Fund.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 884,172.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 884,172.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Affinity Asset Advisors, LLC: /s/ Andrew Weinstein, Andrew Weinstein, Chief Financial Officer and Chief Compliance Officer (12/03/2025)
- Affinity Healthcare Fund, LP: /s/ Andrew Weinstein, Andrew Weinstein, Chief Financial Officer and Chief Compliance Officer (12/03/2025)